 FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                          OMB Number           3235-0287
    SUBJECT TO SECTION 16. FORM                                                                     Expires:    September 30, 1998
    4 OR FORM 5 OBLIGATIONS              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    MAY CONTINUE. SEE INSTRUC-                                                                      hours per response . . . . 0.5
    TION 1(B).
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker       5. If Amendment, Date of Original
                                                 or Trading Symbol               (Month/Year)
                                                 WOLVERINE WORLD WIDE,
    MUNDT       THOMAS            P.             INC. ("WWW")
   (Last)       (First)        (Middle)                                       6. Relationship of Reporting Person(s) to Issuer
                                              3. IRS or Social Security                    (Check all applicable)
                                                 Number of Reporting             ____ Director              ____ 10% Owner
   9341 COURTLAND DRIVE, N.E.                    Person (Voluntary)              [X]  Officer (give title   ____ Other (specify
               (Street)                                                                        below                    below)
                                                                                      VICE PRESIDENT OF STRATEGIC PLANNING

   ROCKFORD,    MICHIGAN          49351       4. Statement for Month/Year     7. Individual or Joint/Group Filing
   (City)       (State)           (Zip)                                          (Check Applicable Line)
                                                 JULY, 1997                      [X] Form filed by One Reporting Person
                                                                                 ___ Form filed by More than One Reporting Person

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security        2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                  (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                       Code        V               Amount        (A) or (D)        Price
Common Stock                     7/14/97                M                          1,000              A            $5.925

5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned          Direct (D) or          Beneficial Ownership
   at End of Month             Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)

    14,753<F1>                      D



   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                Code       V              (A)         (D)
Stock Option (Right to Buy)<F1>        $5.92593              7/14/97              M                                   282
                                       $5.92593              7/14/97              M                                   718
                                       $5.92593
                                       $5.92593



6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         Form of              Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         Derivative           Beneficial
                                             Amount or         (Instr. 5)       Beneficially       Security:            Ownership
    Date        Expiration                   Number of                          Owned at End       Direct (D)           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Month           or Indirect
                                                                                (Instr. 4)         (I) (Instr. 4)
  11/9/93        11/8/03       Common Stock       282             N/A                  0                D
  11/9/94        11/8/03       Common Stock     2,531             N/A              1,813                D
  11/9/95        11/8/03       Common Stock     2,531             N/A              2,531                D
  11/9/96        11/8/03       Common Stock     2,531             N/A              2,531                D

Explanation of Responses:

<F1>  The number of shares and exercise price have been adjusted to reflect a 3-for-2 stock split paid to stockholders in May, 1997.

**Intentional misstatements or omissions of facts constitute Federal        /S/ THOMAS P. MUNDT                AUGUST 8, 1997
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person           Date
                                                                                Thomas P. Mundt
Note: File three copies of this Form, one of which must be manually             By Jeffrey A. Ott
      signed.  If space is insufficient,                                        Attorney-in-Fact
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             POWER OF ATTORNEY

          The undersigned, a director and/or officer of Wolverine World Wide, Inc., a Delaware corporation (the "Company"), does hereby nominate, constitute and appoint Blake W. Krueger, George A. Andrews and Jeffrey A. Ott, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments which such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to
Section 16(a) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4 or 5, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4 or 5, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, and agrees to reimburse the Company and the attorneys-in-fact herein for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

          This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Section 16 of the Act with respect to securities of the Company.

Date:     12/15/93                 /S/ THOMAS P. MUNDT
                                   Thomas P. Mundt